UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT No. 1

The Endowment TEI Fund, L.P.
(Name of Issuer)

The Endowment TEI Fund, L.P.
(Name of Person(s) Filing Statement (Issuer))
[Missing Graphic Reference]

Limited Partnership Interests
(Title of Class of Securities)

N/A
(CUSIP Number of class of securities)

John A. Blaisdell c/o Endowment Advisers, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4675	With a copy to: George J. Zornada K&L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

 (February 20, 2014)
 (Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation $899,500,401(a)	Amount of Filing Fee $115,855.65 (b)

(a)	Calculated as the aggregate maximum purchase price for limited partnership interests.
(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $115,855.65                                                                      Filing Parties:  The Endowment TEI Fund, L.P.

Form or Registration No.:   SC TO-I                                                                         Date Filed:       February 20, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subjec to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 1 to Tender Offer Statement

This Amendment No. 1 (the “Amendment”) amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on February 20, 2014 by The Endowment TEI Fund, L.P. (the “Fund”), relating to the Fund’s offer to purchase limited partnership interests in the Fund (“Interests”) from limited partners of the Fund (“Partners”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the “Offer”) solely to extend the expiration date of the Offer (the “Expiration Date”).  The Offer shall now expire at midnight, New York City Time, on March 24, 2014.

Other than the Expiration Date, the terms of the Offer have not changed.  The Statement, including the Offer to Purchase and the Letter of Transmittal, are incorporated by reference into this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2014

THE ENDOWMENT TEI FUND, L.P.
By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Principal Executive Officer